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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Actel Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
2061 Stierlin Court

Address of Principal Executive Office (Street and Number)
Mountain View, California 94043-4655

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced:
•	A Special Committee of Actel’s Board of Directors, composed of independent directors and assisted by independent counsel, was appointed on September 22, 2006, to review the Company’s historical stock option grant practices and related accounting. On January 30, 2007, the Special Committee presented its preliminary findings to the Board of Directors. The preliminary findings were described in a Current Report on Form 8-K filed by Actel on February 1, 2007. On March 9, 2007, the Special Committee delivered its final report to the Board of Directors.

•	Actel voluntarily informed the staff of the Securities and Exchange Commission (the “SEC”) about the internal review. On May 23, 2007, the staff indicated that it had closed its file and would not recommend any enforcement action by the SEC.

•	Actel has received notices from The Nasdaq Stock Market (“Nasdaq”) of staff determinations that the Company is not in compliance with the requirement for continued listing set forth in Nasdaq Marketplace Rule 4310(c)(14), under which listed companies must file with the SEC all required reports, and Rules 4350(e) and 4350(g), under which listed companies must hold an annual meeting of shareholders, solicit proxies, and provide proxy statements to Nasdaq. On February 16, 2007, a Nasdaq Listing Qualifications Panel (“Panel”) granted Actel’s request for continued listing. On May 18, 2007, the Panel determined to delist the Company’s securities, but stayed the delisting pending further action by the Nasdaq Listing and Hearing Review Council (“Listing Council”). On April 2, 2007, the Listing Council stayed the Panel’s decision pending a review by the Listing Council. On August 23, 2007, the Listing Counsel granted Actel an extension until October 22, 2007, to demonstrate compliance with all continued listing requirements. On October 17, 2007, the Board of Directors of Nasdaq (“Board”) called for review the decision of the Listing Council and stayed the suspension of Actel’s securities from trading pending further consideration by the Board. On November 9, 2007, the Board granted the Company an extension until January 9, 2008, to file all delinquent periodic reports necessary to regain compliance with the filing requirement contained in Rule 4310(c)(14).

•	On January 18, 2007, Actel’s management concluded that shareholders and other investors should no longer rely on the Company’s financial statements and the related reports or interim reviews of Actel’s independent registered public accounting firm and all earnings press releases and similar communications issued by the Company for fiscal periods commencing on or after January 1, 1996. Actel’s management has also concluded that the Company needs to restate its historical financial statements to record additional non-cash and potentially other charges related to past stock option grants.

•	Working with its independent registered public accounting firm, the Company is evaluating corrections to measurement dates and other related accounting issues and is quantifying the financial and tax impact of those inaccuracies and corrections. In lieu of amending its prior filings with the SEC to restate financial statements, Actel intends to include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the comprehensive disclosure outlined in guidance posted by the SEC Chief Accountant’s Office on January 16, 2007.
The Company intends to file its delinquent SEC periodic reports, including any required restatements, and solicit proxies and hold an annual shareholders’ meeting as soon as practicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David L. Van De Hey	(650)	318-4200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Actel has not filed its Quarterly Report on Form 10-Q for the quarter ended October 1, 2006, its Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Report on Form 10-Q for the quarter ended April 1, 2007, its Quarterly Report on Form 10-Q for the quarter ended July 1, 2007, or its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, for the reasons discussed in Part III.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Actel Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2007	By	/s/ Jon A. Anderson

Vice President of Finance
and Chief Financial Officer